FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

28 September 2007 - Fortis, RBS and Santander announcement regarding US regulatory matters

On 21 July 2007, Fortis, RBS and Santander (collectively,  the "Banks") formally launched their offer,  through their acquisition  vehicle RFS Holdings,  for ABN
AMRO (the  "Offer").  The Banks have since  announced  a number of  developments regarding  the  Offer,  including  the  obtaining  of  certain  shareholder  and regulatory  approvals.  The following  announcements are made in order to comply with US regulatory requirements.

As contemplated by the Offer  documentation,  RFS Holdings hereby announces that it reserves  the right (but is not  obligated)  to waive the minimum  acceptance condition  to the Offer (as further  specified in the Offer  documentation,  the
"Minimum Acceptance  Condition") after expiration of the Offer in the event that the  number  of ABN AMRO  ordinary  shares  validly  tendered  and not  properly withdrawn in the Offer,  together with all ABN AMRO ordinary  shares held by RFS
Holdings,  represents not less than a majority of the issued and outstanding ABN
AMRO ordinary  shares,  calculated on a fully diluted basis.  This  announcement does not constitute a waiver of the Minimum Acceptance Condition itself.

The Offer will remain open for  acceptances  until 3pm  Amsterdam  time (9am New
York City time) on 5 October 2007,  unless the initial offer period is extended.
Withdrawal rights will terminate following the expiration of the Offer. ABN AMRO shareholders  who already have tendered  their ABN AMRO  ordinary  shares in the
Offer  but  whose  willingness  to tender  will be  affected  by a waiver of the
Minimum Acceptance Condition should withdraw their tenders immediately or in any event before the expiration of the Offer.

On 19 July 2007, RFS Holdings received  confirmation from the U.S. Federal Trade
Commission  that its request for  termination  of the waiting  period  under the
Hart-Scott-Rodino  Antitrust  Improvements  Act of 1976,  as amended  (the ''HSR
Act'') had been  granted in relation  to its  acquisition  of ABN AMRO,  thereby satisfying  condition (g) of the Offer insofar as it relates to the  application of the HSR Act to the  acquisition  of ABN AMRO. RFS Holdings  hereby  announces that it will not have obtained,  prior to the expiration of the Offer,  approval under  the HSR  Act  for  the  proposed  reorganization  of ABN  AMRO  following completion  of the Offer and  hereby  waives  its right to invoke  the  relevant clause of  condition  (g) to the Offer as a result of not having  obtained  this approval.  Notwithstanding the foregoing, RFS Holdings retains its right (but is not  obligated)  to invoke the  remainder of condition  (g) in case it shall not have been waived or satisfied.

Copies of the offer documents and of documents  incorporated by reference in the offer documents may be obtained free of charge, subject to the same restrictions as apply to the offers,  by contacting  the Dutch  exchange  agent or the global information agent at the addresses and telephone numbers below.

The Dutch exchange agent:                    The global information agent:
Fortis Bank (Nederland) N.V.                 D.F. King & Co., Inc.
Rokin 55                                     2 London Wall Buildings, 2nd Floor
1012 KK Amsterdam                            London Wall, London EC2M 5PP
The Netherlands                              United Kingdom
Tel: +31 20 527 24 67                        European Toll Free Help Line:
                                             00 800 5464 5464
                                             48 Wall Street, 22nd Floor
                                             New York, NY 10005
                                             United States
                                             North American Toll Free Help Line:
                                             1 (800) 848 2998

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Important Information

This  announcement  is made pursuant to article 9b(1) of the Dutch Decree on the
Supervision of the Securities Trade 1995.

In  connection  with  the  offer  for ABN  AMRO,  RBS has  filed  with  the U.S.
Securities and Exchange Commission (the "SEC") a Registration  Statement on Form
F-4, which includes a preliminary version of the prospectus,  and the Banks have filed with the SEC a Tender Offer  Statement  on Schedule TO and other  relevant materials.  The Form F-4 has not yet become  effective.  INVESTORS  ARE URGED TO
READ  ANY  DOCUMENTS   REGARDING  THE  OFFER  BECAUSE  THEY  CONTAIN   IMPORTANT
INFORMATION.  Investors may obtain a copy of such documents  without charge,  at the  SEC's  website  (http://www.sec.gov/).  Copies  of all  documents  filed in connection with the offer may also be obtained from each Bank, without charge.

This communication  shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction  in which such offer,  solicitation or sale would be unlawful prior to  registration  or  qualification  under  the  securities  laws  of  any  such jurisdiction. This press release is not an offer of securities for sale into the
United  States.  No offering of  securities  shall be made in the United  States except  pursuant  to  registration  under the U.S.  Securities  Act of 1933,  as amended, or an exemption therefrom.

Forward-Looking Statements

This  announcement   includes  certain   "forward-looking   statements".   These
statements are based on the current  expectations of the Banks and are naturally subject to  uncertainty  and changes in certain  circumstances.  Forward-looking statements  include  any  synergy  statements  and,  without  limitation,  other statements typically containing words such as "intends", "expects", "anticipates
", "targets", "plans", "estimates" and words of similar import. By their nature, forward-looking  statements involve risk and uncertainty  because they relate to events and depend on  circumstances  that will occur in the future.  There are a number of factors that could cause  actual  results and  developments  to differ materially from those expressed or implied by such  forward-looking  statements.
These  factors  include,  but are not limited to, the presence of a  competitive offer for ABN AMRO,  whether  the Banks and ABN AMRO enter  into any  definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any  conditions to the offer,  including the receipt of required  regulatory and anti-trust  approvals,  the successful completion of the offer or any subsequent
compulsory  acquisition  procedure,   the  anticipated  benefits  of  the  offer
(including  anticipated  synergies)  not  being  realized,  the  separation  and integration of ABN AMRO and its assets among the Banks being materially  delayed or more costly or difficult than expected,  as well as additional factors,  such as changes  in  economic  conditions,  changes  in the  regulatory  environment, fluctuations  in interest  and exchange  rates,  the outcome of  litigation  and government  actions.  Other unknown or unpredictable  factors could cause actual results to differ materially from those in the forward-looking  statements. None
of  the  Banks   undertake  any   obligation   to  update   publicly  or  revise
forward-looking  statements,  whether  as a result  of new  information,  future events or otherwise, except to the extent legally required.

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Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht,  Netherlands;  Fortis S.A./N.V.,
Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland  Group plc, Head Office,  Gogarburn,  Edinburgh  EH12
1HQ, UK. Registered Office, 36 St Andrew Square,  Edinburgh EH2 2YB.  Registered
in Scotland No 45551

Banco Santander, S.A., Ciudad Grupo Santander,  Avenida de Cantabria, s/n, 28660
Boadilla del Monte, Madrid, Spain

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:28 September, 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat